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                                        Filed by Amgen Inc. Pursuant to Rule 425
                                                under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                            Subject Company: Immunex Corporation
                                                     Commission File No. 0-12406

This filing relates to the proposed acquisition ("Acquisition") by Amgen Inc. ("Amgen") of Immunex Corporation ("Immunex") pursuant to the terms of an Agreement and Plan of Merger, dated as of December 16, 2001 (the "Merger Agreement"), by and among Amgen, AMS Acquisition Inc. and Immunex. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Amgen on December 17, 2001 and is incorporated by reference into this filing.

On February 6, 2002 Amgen and Immunex issued a joint press release announcing that Amgen and Immunex had received a request from the Federal Trade Commission for additional information regarding the Acquisition. The text of the joint press release is as follows:

AMGEN AND IMMUNEX RECEIVE REQUEST FOR ADDITIONAL INFORMATION FROM THE FEDERAL
-----------------------------------------------------------------------------
TRADE COMMISSION
----------------

For Immediate Release
Thousand Oaks, Calif. and Seattle, Washington -- February 6, 2002 -- Amgen (Nasdaq: AMGN) and Immunex Corporation (Nasdaq: IMNX) today announced that they have received a request for additional information from the Federal Trade Commission (FTC) in connection with the previously announced acquisition of Immunex by Amgen.

The companies intend to respond promptly to the information request. This "second request" extends the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 during which the FTC is permitted to review the transaction. While the companies cannot estimate how long it will take to comply with the second request, they continue to anticipate the merger will close in the second half of 2002, as announced previously.

This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including statements about Amgen's anticipated acquisition of Immunex. These statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements regarding timing of closing are forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Immunex acquisition does not close or that the companies may be required to modify aspects of the

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transaction to achieve regulatory approval and other risks that are described in the Securities and Exchange Commission reports filed by Amgen and Immunex, including their most recent filings on Form 10-Q. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Amgen and Immunex. The companies are providing this information as of February 6, 2002. Amgen and Immunex assume no obligation and expressly disclaim any duty to update information contained in this news release except as required by law.

Additional Information about the Acquisition and Where to Find It
-----------------------------------------------------------------
In connection with the proposed acquisition, Immunex and Amgen have filed with the SEC a joint proxy statement/prospectus and other relevant materials that contain important information about the merger. The joint proxy statement/prospectus will be mailed to the stockholders of Immunex and Amgen. Investors and security holders of Immunex and Amgen are urged to read the joint proxy statement/prospectus and the other relevant materials because they contain important information about Immunex, Amgen and the acquisition. The joint proxy statement/prospectus and other relevant materials and any other documents filed by Immunex or Amgen with the SEC may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex Corporation, 51 University Street, Seattle, WA 98101, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320, Attn: Investor Relations. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the acquisition.

Immunex, Amgen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Immunex and Amgen in favor of the merger. Information about the executive officers and directors of Immunex and their ownership of Immunex common stock is set forth in the proxy statement for the Immunex 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2001. Information about the executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the proxy statement for Amgen's 2001 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Immunex, Amgen and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the acquisition.

About Amgen
-----------
Amgen is a global biotechnology company that discovers, develops, manufactures and markets important human therapeutics based on advances in cellular and molecular biology.

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About Immunex
-------------
Immunex Corporation is a leading biopharmaceutical company dedicated to improving lives through immune system science innovation.




CONTACT:

Amgen:
-----
Jeff  Richardson, 805/447-8925 (media)
Cary Rosansky, 805/447-4634 (investors)

Immunex:
-------
Robin Shapiro 206-389-4040 (media)
Mark Leahy 206-389-4363 (investors)




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